SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D


                        Under the Securities Act of 1934

                              ENVIROKARE TECH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)


                                   29404N-209
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                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 16, 2001
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             (Date of Event which Requires Filing of This Statement)

CUSIP No. 29404N-209                                                 Page 2 of 5

                                  SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS                                  Charles H. Stein
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

                                                                              OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                             ---

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                          U.S.A.

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                                   2,000,000 (see No. 11, below)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                                                                     0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                                   2,000,000 (see No. 11, below)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                                                                               0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Options, currently exercisable, to purchase                       2,000,000
        2,000,000 shares of the Issuer's Common Stock
______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             ---

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           12.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON


                                                                              IN
________________________________________________________________________________

CUSIP No. 29404N-209                                                 Page 3 of 5

                                  SCHEDULE 13D

Item 1. Security and Issuer

       Class of Securities:     Common Stock, par value $.001

       Name of Issuer:          ENVIROKARE TECH, INC.
       Address of Issuer:       2470 Chandler Avenue, Suite 5
                                Las Vegas, Nevada  89120
                                Tel.: 702-262-1999   Fax: 702-262-1909

Item 2. Identity and Background

     (a)  Name:

     This Statement is filed by Charles H. Stein (the "Reporting Person"), as the direct beneficial owner of options, currently exercisable, to purchase 2,000,000 shares of Common Stock of the Issuer.

     (b)  Residence or business address:

     The principal business address of the Reporting Person is 2470 Chandler Avenue, Suite 5, Las Vegas, NV 89120.

     (c)  Principal business or occupation:

     The principal occupation of the Reporting Person is Chairman, President and Chief Executive Officer of the Issuer.

     (d)  Not applicable

     (e)  Not applicable

     (f)  Citizenship:

     The Reporting Person is a citizen of the United States.

CUSIP No. 29404N-209                                                 Page 4 of 5

                                  SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person received grants of the within-referenced stock options from the Issuer as partial compensation in connection with the Reporting Person's employment by, and service as a director of, the Issuer. No other consideration was provided by the Reporting Person in exchange for the stock options.

Item 4. Purpose of Transaction

     The purpose of the transaction was as partial compensation to the Reporting Person in connection with the Reporting Person's employment by, and service as a director of, the Issuer.

Item 5. Interest in Securities of the Issuer


     (a)  Aggregate number of securities         Options, currently exercisable,
                                                 to purchase 2,000,000 shares of
                                                 Common Stock of the Issuer

          Percentage of class of securities:     12.6%


     (b)  Sole voting power:                     2,000,000
          Shared voting power:                           0
          Sole dispositive power:                2,000,000
          Shared dispositive power:                      0

     (c)  Not applicable

CUSIP No. 29404N-209                                                 Page 5 of 5

                                  SCHEDULE 13D

     (d)  No other person has such rights other than the Reporting Person

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The options were granted to the Reporting Person pursuant to the Issuer's standard option grant agreements which provide, among other things, that the Reporting Person will forfeit any options unexercised within six months following cessation of the Reporting Person's employment or other association with the Issuer.

Item 7. Material to be Filed as Exhibits

     Not applicable

DISCLAIMER OF BENEFICIAL OWNERSHIP

     Not applicable


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 23, 2001                          /s/ Charles H. Stein
                                            ------------------------------------
                                                     Charles H. Stein